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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Lorber, Howard M.		Vector Group Ltd. (VGR)
	c/o Vector Group Ltd., 100 S.E. Second Street	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			12/13/02 - 12/17/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Miami, FL 33131 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President and Chief Operating Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $.10 par value		12/17/02				M			1,215,506	A	$ 0.82		1,215,506		I		By Lorber Epsilon 1999 Limited Partnership (3)

	Common Stock, $.10 par value		12/17/02				M			303,876	A	$1.65		1,519,382		I		By Lorber Epsilon 1999 Limited Partnership (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option (right to buy)		$0.82		12/13/02				J(1)				D

	Employee Stock Option (right to buy)		$1.65		12/13/02				J(1)				D

	Employee Stock Option (right to buy)		$0.82		12/13/02				J(1)				A

	Employee Stock Option (right to buy)		$1.65		12/13/02				J(1)				A

	Employee Stock Option (right to buy)		$0.82		12/17/02				M				D

	Employee Stock Option (right to buy)		$1.65		12/17/02				M				D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	7/1/97	7/1/06		Common Stock	1,215,506				0		I		By Lorber Epsilon Investments Trust (2)

	1/25/95	1/25/05		Common Stock	303,876				0		I		By Lorber Epsilon Investments Trust (2)

	7/1/97	7/1/06		Common Stock	1,215,506				1,215,506		I		By Lorber Epsilon 1999 Limited Partnership (3)

	1/25/95	1/25/05		Common Stock	303,876				303,876		I		By Lorber Epsilon 1999 Limited Partnership (3)

	7/1/97	7/1/06		Common Stock	1,215,506				0		I		By Lorber Epsilon 1999 Limited Partnership (3)

	7/25/95	1/25/05		Common Stock	303,876				0		I		By Lorber Epsilon 1999 Limited Partnership (3)

Explanation of Responses:

(1) Represents a transfer from Lorber Epsilon Investments Trust to Lorber Epsilon 1999 Limited Partnership.

(2) Mr. Lorber is the sole trustee of Lorber Epsilon Investments Trust.

(3) Lorber Epsilon 1999 Limited Partnership is a Delaware limited partnership. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership, a Nevada limited partnership, is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II Inc.

/s/ Howard M. Lorber	12/17/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.